Micron Enviro Systems, Inc.

789 West Pender Street, Suite 1205

Vancouver, BC, Canada V6C 1H2

July 15, 2005

VIA FACSIMILE AND EDGAR

United States Securities & Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attn: H. Roger Schwall, Assistant Director

Re:

Micron Enviro Systems, Inc.

Form 10-KSB/A for the fiscal year ended December 31, 2004

Filed on May 11, 2005

Form 10-QSB for the fiscal quarter ended March 31, 2005

Filed on May 16, 2005

File No. 000-30258

Dear Mr. Schwall:

Micron Enviro Systems, Inc., a Nevada corporation (“Company”), has received your letter dated June 24, 2005 regarding the filings listed above (“Filings”).  The Company hereby requests additional time to respond to the comments listed in your letter regarding the Filings.  The Company anticipates that it will file amended versions of the Filings, as well as a letter in response to your comments, by no later than Friday, July 22, 2005.

Please do not hesitate to contact the undersigned at Tel: (604) 646-6906, Fax: (604) 689-1733 with any questions or comments.

Sincerely,

MICRON ENVIRO SYSTEMS, INC.

/s/ Negar Towfigh

Negar Towfigh

Secretary

cc:

Jenifer Gallagher

Karl Hiller

James Murphy